UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DESTINATION XL GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25065K104

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,558,324 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,558,324 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,324 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,558,324 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,558,324 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,324 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,558,324 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,558,324 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,324 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,558,324 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,558,324 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,324 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,558,324 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,558,324 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,324 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Destination XL Group, Inc., a Delaware corporation (“Destination XL”).

The address of the principal executive offices of Destination XL is 555 Turnpike Street, Canton, MA, 02021.

ITEM 2.	IDENTITY AND BACKGROUND.

(a	), (c), (f)	This Schedule 13D is being jointly filed by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America. RMCP LLC, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

The principal business of RMP is investment. RMP was not formed for the specific purpose of investing in the securities of Destination XL.

RMCP GP is the general partner of RMP and thus may be deemed to control RMP. The principal business of RMCP GP is investment.

RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. The principal business of RMCP LLC is investment.

RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. The principal business of RMCM is investment.

Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal occupation of Mr. Mesdag is Managing Partner of Red Mountain. He is a U.S. citizen.

J. Christopher Teets (and his principal occupation) is Partner of Red Mountain. Mr. Teets does not control any Reporting Person. Information regarding Mr. Teets is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D. Mr. Teets is a U.S. citizen.

(b	)	The principal executive offices of RMCM and Red Mountain are located at, and the principal business address of Mr. Mesdag and Mr. Teets is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d	)-(e)	During the last five years, none of the Reporting Persons or Mr. Teets has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

RMP has purchased an aggregate of 3,558,324 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $16,356,869. The source of the funds used by RMP to purchase such shares was working capital of RMP.

The information set forth in Item 5(c) below is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Red Mountain acquired the Common Stock reported in this Schedule 13D for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.

Red Mountain has met with the management of Destination XL and expects to maintain a dialogue with management regarding, among other things, Destination XL’s operations, strategic direction, capital structure and corporate governance and Red Mountain’s expectation that management will pursue appropriate measures to enhance shareholder value. In addition, Red Mountain may communicate with other persons regarding Destination XL, including, without limitation, the board of directors of Destination XL, other shareholders of Destination XL and potential strategic or financing partners.

Red Mountain will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of Destination XL, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to Red Mountain, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, Red Mountain may, at any time and from time to time, take such actions with respect to its investment in Destination XL as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of Destination XL, (iii) purchasing additional Common Stock or other securities of Destination XL, (iv) selling some or all of any securities of Destination XL held by Red Mountain, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a	)-(b)	RMP beneficially owns, in the aggregate, 3,558,324 shares of Common Stock, which represent approximately 7.3% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 3,558,324 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

Other than shares of Common Stock beneficially owned by RMP, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 48,602,396 shares of Common Stock outstanding as of March 8, 2013, as reported in the Form 10-K which was filed by Destination XL Group, Inc. with the Securities and Exchange Commission on March 15, 2013.

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c	)	The following table lists all transactions in Common Stock effected during the past sixty days by RMP. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
11,000	4.41	2/11/2013
6,000	4.44	2/12/2013
7,300	4.44	2/13/2013
33,900	4.49	2/14/2013
35,300	4.52	2/15/2013
24,100	4.58	2/19/2013
39,300	4.74	2/20/2013
50,000	4.63	2/21/2013
32,250	4.63	2/22/2013
100,000	4.77	2/25/2013
63,000	4.70	2/26/2013
163,383	4.38	2/27/2013
225,000	4.52	2/28/2013
71,200	4.61	3/1/2013
410,000	4.63	3/4/2013
32,000	4.66	3/5/2013
103,000	4.60	3/6/2013
648,000	4.86	3/15/2013
33,900	4.85	3/18/2013
123,200	4.84	3/19/2013
149,200	4.85	3/20/2013
100,000	4.83	3/21/2013
123,000	4.79	3/22/2013

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Section 4.3.2 of the Restated Certificate of Incorporation of Destination XL generally prohibits the acquisition of 5% or more of the Common Stock without authorization by the board of directors of Destination XL. Red Mountain has sought and received such authorization to acquire up to 15% of the outstanding Common Stock. Such authorization is revocable at any time by Destination XL. Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of Destination XL.

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 25, 2013, by and among the Reporting Persons (filed herewith).

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2013

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By: Willem Mesdag
Title: President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 25, 2013, by and among the Reporting Persons (filed herewith).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Destination XL Group, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 25, 2013.

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag